MATERIAL CHANGE REPORT

1.	Name and Address of Company TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2900, 330 – 5th Avenue S.W. Calgary, Alberta T2P 0L4 Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change October 14, 2004

3.

News Release

A press release dated October 14, 2004, disclosing in detail the material summarised in this material change report was disseminated through the facilities of CCN Newswire (Canada and U.S. disclosure package) on October 14, 2004 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.

Summary of Material Change

On October 14, 2004, TransGlobe announced a successful horizontal development well at An Nagyah #11. The An Nagyah #11 well was drilled to a total depth of 1,394 meters and suspended as an Upper Lam oil well. The An Nagyah #11 well was tested from a 164 meter horizontal Upper Lam sandstone section at a stabilised rate of 3,100 barrels of light (43 degree API) oil per day and 1.72 million cubic feet of natural gas per day on a 56/64 inch choke at 365 psi flowing pressure.

The An Nagyah #11 well has increased the total productive capacity of the An Nagyah field to approximately 8,000 Bopd (2,000 Bopd to TransGlobe). The current trucking capacity is approximately 5,000 Bopd (1,250 Bopd to TransGlobe); however, it is expected that trucking can be increased to 6,000+ Bopd with the installation of additional tanks and facilities prior to the year end.

5.	Full Description of Material Change See the attached press release.

6.	Reliance on Subsection 7.1(2) or(3) of National Instrument 51-102 Not Applicable

7.	Omitted Information Not Applicable

8.	Executive Officers For further information, please contact Ross G. Clarkson, President and Chief Executive Officer, by telephone at (403) 264-9888 or by facsimile (403) 264-9898.

9.	Date of Report October 14, 2004

News From...	Suite 2900, 330 – 5th Avenue, S.W. Calgary, Alberta, Canada T2P 0L4 Tel: [403] 264 9888 Fax: [403] 264-9898 E-mail: trglobe@trans-globe.com Website: http://www.trans-globe.com

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
HORIZONTAL WELL RESULTS IN REPUBLIC OF YEMEN

TSX: "TGL" & AMEX: "TGA"

Calgary, Alberta, Thursday, October 14, 2004 - TransGlobe Energy Corporation ("TransGlobe" or the "Company") is pleased to announce another successful development well on Block S-1 in the Republic of Yemen.

BLOCK S-1, REPUBLIC OF YEMEN (25% working interest)

Successful horizontal appraisal well at An Nagyah #11:
The An Nagyah #11 well was drilled to a total depth of 1,394 meters and suspended as an Upper Lam oil well. The An Nagyah #11 well was tested from a 164 meter horizontal Upper Lam sandstone section at a stabilised rate of 3,100 barrels of light (43 degree API) oil per day and 1.72 million cubic feet of natural gas per day on a 56/64 inch choke at 365 psi flowing pressure. No water was produced during the test period. This is the first horizontal well drilled in the An Nagyah field and the first Lam formation horizontal well in the Republic of Yemen.

The An Nagyah #11 well is being equipped for early production via trucking. The drilling rig is currently moving to An Nagyah #12 located between the An Nagyah #5 and #4 wells. An Nagyah #12 will also be drilled horizontally with a planned horizontal section of 700 meters. Following An Nagyah #12 a well is planned to test a possible field extension on the southern edge of the An Nagyah field. This will be followed by an exploration well on a separate structure located nine kilometers southwest of the An Nagyah field. Additional development wells on An Nagyah and several exploration wells are planned for the 2005 drilling program.

An Nagyah Production update:
The An Nagyah #11 well has increased the total productive capacity of the An Nagyah field to approximately 8,000 Bopd (2,000 Bopd to TransGlobe). The current trucking capacity is approximately 5,000 Bopd (1,250 Bopd to TransGlobe), however it is expected that trucking can be increased to 6,000+ Bopd with the installation of additional tanks and facilities prior to year end. The oil production is currently being trucked 18 miles to the Jannah Hunt facility where it enters the Hunt pipeline system to the Red Sea.

The trucking operations will be phased out following the construction of a central production facility (“CPF”) at An Nagyah and a 28 kilometer (18 mile) pipeline to the Jannah Hunt export pipeline. The pipeline and facilities are expected to be operational by mid 2005. The 10 inch pipeline is designed to allow an ultimate capacity of 80,000 Bopd so that future discoveries can be placed on stream quickly. The CPF is designed for an initial capacity of 10,000 Bopd (2,500 Bopd to TransGlobe), with expansion capabilities.

Continued

TransGlobe is a growth oriented international exploration and production company with its corporate office in Calgary, Alberta, Canada. TransGlobe has achieved a production growth rate of 38% per year over the past three years and expects to produce an average of 3,600 Boepd during 2004. It is anticipated that production will average 5,500 Boepd in 2005 representing a 52% increase over 2004. TransGlobe is well positioned for continued growth with interests in three production sharing agreements in the Republic of Yemen (two producing, one exploration), one exploration concession in the Arab Republic of Egypt and producing oil and gas properties in Alberta, Canada.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
s/s/ Lloyd W. Herrick	- or -
Lloyd W. Herrick, Vice President & C.O.O.

Lloyd W. Herrick	Executive Offices:
Vice President & C.O.O.	#2900, 330 –5th Avenue, S.W.,
Calgary, AB T2P 0L4

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com